UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LexinFintech Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

528877 103**

(CUSIP Number)

Jon Robert Lewis

15/F, AIA Central

1 Connaught Road Central

Hong Kong

+852 3719 3338

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “LX.” Each ADS represents two Class A Ordinary Shares. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528877 103

1.	Names of Reporting Persons PAGAC Lemongrass Holding I Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,857,160 Class A Ordinary Shares [1]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 42,857,160 Class A Ordinary Shares [1]

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,857,160 Class A Ordinary Shares [1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
14.5% of the Class A Ordinary Shares [2] (or 10.7% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) [3]

14.	Type of Reporting Person CO

(1) Represents 42,857,160 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited.

(2) Percentage calculated based on 253,289,542 Class A Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer, and the additional 42,857,160 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited.

(3) For the as-converted percentage, (i) the numerator is 42,857,160, and (ii) the denominator is the sum of (x) 42,857,160, (y) 253,289,542, being the number of Class A Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer, and (z) 104,147,199, being the number of Class B Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 528877 103

1.	Names of Reporting Persons PAG Capital Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,857,160 Class A Ordinary Shares [1]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 42,857,160 Class A Ordinary Shares [1]

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,857,160 Class A Ordinary Shares [1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
14.5% of the Class A Ordinary Shares [2] (or 10.7% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) [3]

14.	Type of Reporting Person CO

(1) Represents 42,857,160 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited. PAGAC Lemongrass Holding I Limited is controlled by PAG Capital Limited.

(2) Percentage calculated based on 253,289,542 Class A Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer, and the additional 42,857,160 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited.

(3) For the as-converted percentage, (i) the numerator is 42,857,160, and (ii) the denominator is the sum of (x) 42,857,160, (y) 253,289,542, being the number of Class A Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer, and (z) 104,147,199, being the number of Class B Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 528877 103

1.	Names of Reporting Persons Pacific Alliance Group Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,857,160 Class A Ordinary Shares [1]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 42,857,160 Class A Ordinary Shares [1]

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,857,160 Class A Ordinary Shares [1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
14.5% of the Class A Ordinary Shares [2] (or 10.7% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) [3]

14.	Type of Reporting Person CO

(1) Represents 42,857,160 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited. PAGAC Lemongrass Holding I Limited is controlled by PAG Capital Limited, which in turn is controlled by Pacific Alliance Group Limited.

(2) Percentage calculated based on 253,289,542 Class A Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer, and the additional 42,857,160 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited.

(3) For the as-converted percentage, (i) the numerator is 42,857,160, and (ii) the denominator is the sum of (x) 42,857,160, (y) 253,289,542, being the number of Class A Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer, and (z) 104,147,199, being the number of Class B Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 528877 103

1.	Names of Reporting Persons PAG Holdings Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,857,160 Class A Ordinary Shares [1]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 42,857,160 Class A Ordinary Shares [1]

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,857,160 Class A Ordinary Shares [1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
14.5% of the Class A Ordinary Shares [2] (or 10.7% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) [3]

14.	Type of Reporting Person CO

(1) Represents 42,857,160 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited. PAGAC Lemongrass Holding I Limited is controlled by PAG Capital Limited, which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG Holdings Limited.

(2) Percentage calculated based on 253,289,542 Class A Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer, and the additional 42,857,160 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited.

(3) For the as-converted percentage, (i) the numerator is 42,857,160, and (ii) the denominator is the sum of (x) 42,857,160, (y) 253,289,542, being the number of Class A Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer, and (z) 104,147,199, being the number of Class B Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

Item 1.           Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A Ordinary Shares (“Class A Ordinary Shares”), par value US$0.0001 per share, of LexinFintech Holdings Ltd., a Cayman Islands exempted company, whose principal executive offices are located at 27/F, CES Tower, No. 3099 Keyuan South Road, Nanshan District, Shenzhen 518052, the People’s Republic of China (the “Issuer”).

The Issuer’s American Depositary Shares (“ADSs”), each representing two Class A Ordinary Shares, are quoted on The Nasdaq Global Market under the symbol “LX.”

Item 2.           Identity and Background

(a) – (c), (f) This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”, and each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission (the “SEC”) under Section 13 of the Act:

(1)           PAGAC Lemongrass Holding I Limited, an exempted company incorporated in the Cayman Islands (“PAGAC Lemongrass”);

(2)           PAG Capital Limited, an exempted company incorporated in the Cayman Islands;

(3)           Pacific Alliance Group Limited, an exempted company incorporated in the Cayman Islands; and

(4)           PAG Holdings Limited, an exempted company incorporated in the Cayman Islands.

PAGAC Lemongrass is controlled by PAG Capital Limited, which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG Holdings Limited.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Each of PAGAC Lemongrass, PAG Capital Limited, Pacific Alliance Group Limited and PAG Holdings Limited is a holding company. The address of the Reporting Persons and their directors and officers is P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106 Cayman Islands.

The name, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof is set forth on Schedule A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their directors or officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their directors or officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

On September 16, 2019, through privately negotiated transactions, PAGAC Lemongrass acquired a convertible note of the Issuer in the principal amount of US$300 million (the “Convertible Note”) for a purchase price (net of certain fees borne by the Issuer) of approximately US$296.4 million. The Convertible Note may be converted into 42,857,160 Class A Ordinary Shares (directly or in the form of ADSs) at the holder’s option from the date that is six months after the issuance date at an initial conversion price of US$14 per ADS.

The source of funds for the purchase price is available funds of the Reporting Persons and their affiliates. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4.           Purpose of Transaction

The Reporting Persons acquired the Convertible Note for investment purposes in the belief that the Convertible Note represents an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other shareholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D of the Act. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D of the Act.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.           Interest in Securities of the Issuer

(a) – (b) The following disclosure is based on 253,289,542 Class A Ordinary Shares and 104,147,199 Class B Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer, and the additional 42,857,160 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

			Number of shares as to which such person has:
Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
PAGAC Lemongrass Holding I Limited(1)	42,857,160 Class A Ordinary Shares(2)	14.5% of the Class A Ordinary Shares(3) (or 10.7% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares)(4)	42,857,160 Class A Ordinary Shares	0	42,857,160 Class A Ordinary Shares	0

PAG Capital Limited(1)	42,857,160 Class A Ordinary Shares(2)	14.5% of the Class A Ordinary Shares(3) (or 10.7% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares)(4)	42,857,160 Class A Ordinary Shares	0	42,857,160 Class A Ordinary Shares	0

Pacific Alliance Group Limited(1)	42,857,160 Class A Ordinary Shares(2)	14.5% of the Class A Ordinary Shares(3) (or 10.7% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares)(4)	42,857,160 Class A Ordinary Shares	0	42,857,160 Class A Ordinary Shares	0

PAG Holdings Limited(1)	42,857,160 Class A Ordinary Shares(2)	14.5% of the Class A Ordinary Shares(3) (or 10.7% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares)(4)	42,857,160 Class A Ordinary Shares	0	42,857,160 Class A Ordinary Shares	0

(1)           PAGAC Lemongrass Holding I Limited is controlled by PAG Capital Limited, which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG Holdings Limited. Each of PAG Capital Limited, Pacific Alliance Group Limited and PAG Holdings Limited may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by PAGAC Lemongrass Holding I Limited.

(2)           Represents 42,857,160 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited.

(3)           Percentage calculated based on 253,289,542 Class A Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer, and the additional 42,857,160 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited.

(4)           For the as-converted percentage, (i) the numerator is 42,857,160, and (ii) the denominator is the sum of (x) 42,857,160, (y) 253,289,542, being the number of Class A Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer, and (z) 104,147,199, being the number of Class B Ordinary Shares issued and outstanding as of September 10, 2019 as provided by the Issuer. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the 60 days preceding the filing of this Schedule 13D.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Note Purchase Agreement

PAGAC Lemongrass and the Issuer entered into a Note Purchase Agreement dated as of September 11, 2019 (the “Note Purchase Agreement”), pursuant to which the Issuer agreed to issue to PAGAC Lemongrass the Convertible Note for a purchase price (net of certain fees borne by the Issuer) of approximately US$296.4 million. The closing of such transaction took place on September 16, 2019.

Under the Note Purchase Agreement, for so long as PAGAC Lemongrass and its affiliates collectively beneficially own, on an as-converted basis, not less than 50% of the Convertible Note (and/or Class A Ordinary Shares or ADSs issuable upon conversion of the Convertible Note) initially acquired by PAGAC Lemongrass under the Note Purchase Agreement, PAGAC Lemongrass is entitled to appoint, in consultation with the Issuer, a director to the board of directors of the Issuer.

Under the Note Purchase Agreement, PAGAC Lemongrass agreed not to transfer, resell, pledge or otherwise encumber all or any portion of the Convertible Note for a period of 90 days after September 16, 2019.

Convertible Note

The Convertible Note has a term of seven years and bears interest at a rate of 2.0% per annum. The holder of the Convertible Note has the right to require the Issuer to repurchase for cash all or any portion of the Convertible Note on the fourth anniversary of the issuance date.

The Convertible Note is convertible in whole or in part into fully paid Class A Ordinary Shares or ADSs at the holder’s option from the date that is six months after the issuance date. A total of 42,857,160 Class A Ordinary Shares are issuable upon conversion of the Convertible Note based on the initial conversion price of US$14 per ADS. The conversion price will be subject to customary adjustments in the case of share splits, share combinations, dividends, spin-offs, recapitalizations and certain other events.

Registration Rights Agreement

In connection with the Note Purchase Agreement, PAGAC Lemongrass and the Issuer entered into a Registration Rights Agreement dated September 16, 2019 (the “Registration Rights Agreement”), pursuant to which PAGAC Lemongrass and its permitted transferees were granted certain rights to require the Issuer to register the Class A Ordinary Shares or ADSs issuable upon conversion of the Convertible Notes, subject to certain exceptions and conditions. The Issuer will bear the expenses relating to the registration (subject to certain exceptions), other than underwriting discounts and commissions. The Registration Rights Agreement will terminate, among other things, when PAGAC Lemongrass and its permitted transferees become eligible to sell such Class A Ordinary Shares or ADSs without volume limitation under Rule 144 under the Securities Act of 1933, as amended.

Restrictions on Sale Agreement

In connection with the Note Purchase Agreement, PAGAC Lemongrass entered into a Restrictions on Sale Agreement dated September 16, 2019 (the “Restrictions on Sale Agreement”) with Mr. Wenjie Xiao, founder, chairman and chief executive officer of the Issuer, and Mr. Yi Wu, president and director of the Issuer, pursuant to which Mr. Xiao and Mr. Wu agreed that, subject to certain exceptions:

(1)           for the 18 months after September 16, 2019, they will not transfer securities of the Issuer beneficially owned by them, if the transfer would result in the aggregate number of securities of the Issuer beneficially owned by them being less than 85,00,000 Ordinary Shares on an as-converted basis;

(2)           for the 48 months after September 16, 2019, they will not transfer securities of the Issuer beneficially owned by them, if the transfer would result in the aggregate number of securities of the Issuer beneficially owned by them being less than 53,00,000 Ordinary Shares on an as-converted basis; and

(3)           for the 48 months after September 16, 2019, they will not transfer more than an aggregate of 21,000,000 Ordinary Shares of the Issuer for a consideration of less than US$7.00 per share.

The above restrictions will terminate on the earlier of (i) September 16, 2023, or (ii) the date on which PAGAC Lemongrass and its affiliates collectively beneficially own, on an as-converted basis, less than 20% of the Convertible Note (and/or Class A Ordinary Shares or ADSs issuable upon conversion of the Convertible Note) initially acquired by PAGAC Lemongrass under the Note Purchase Agreement.

Item 7.           Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons, dated September 26, 2019

Exhibit 99.2	Note Purchase Agreement, by and between LexinFintech Holdings Ltd. and PAGAC Lemongrass Holding I Limited, dated as of September 11, 2019

Exhibit 99.3	Convertible Note issued by LexinFintech Holdings Ltd. on September 16, 2019

Exhibit 99.4	Registration Rights Agreement, by and between LexinFintech Holdings Ltd. and PAGAC Lemongrass Holding I Limited, dated September 16, 2019

Exhibit 99.5	Restrictions on Sale Agreement, by and between Wenjie Xiao, Yi Wu and PAGAC Lemongrass Holding I Limited, dated September 16, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2019

PAGAC LEMONGRASS HOLDING I LIMITED

By:	/s/ Jon Robert Lewis
Name: Jon Robert Lewis
Title: Authorized Signatory

PAG CAPITAL LIMITED

By:	/s/ Jon Robert Lewis
Name: Jon Robert Lewis
Title: Authorized Signatory

PACIFIC ALLIANCE GROUP LIMITED

By:	/s/ Jon Robert Lewis
Name: Jon Robert Lewis
Title: Director

PAG HOLDINGS LIMITED

By:	/s/ Jon Robert Lewis
Name: Jon Robert Lewis
Title: Director

Schedule A

Name	Present Principal Occupation	Citizenship / Place of Organization
PAGAC Lemongrass Holding I Limited

PAGAC3 Secretaries Limited	Director of PAGAC Lemongrass Holding I Limited	British Virgin Islands
Jon Robert Lewis	Director of PAGAC3 Secretaries Limited	United States
David Jaemin Kim	Director of PAGAC3 Secretaries Limited	United States

PAG Capital Limited

Pacific Alliance Group Limited	Director of PAG Capital Limited	Cayman Islands
Weijian Shan	Director of PAG Capital Limited	Chinese

Pacific Alliance Group Limited

Jon Robert Lewis	Director of Pacific Alliance Group Limited	United States
Derek Roy Crane	Director of Pacific Alliance Group Limited	British
Christopher Marcus Gradel	Director of Pacific Alliance Group Limited	British

PAG Holdings Limited

Jon Robert Lewis	Group General Counsel	United States
Derek Roy Crane	Group Chief Operating Officer	British
Weijian Shan	Group Chairman and Chief Executive Officer	Chinese
Christopher Marcus Gradel	Managing Partner	British
Jon-Paul Toppino	Group President	United States
Anthony Murray Miller	Chief Executive Officer, PAG Japan	United States
Richard Charles Blum	Non-Executive Director	United States